UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Traccom Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2013 SkyCrest Dr. #4 Walnut Creek, CA	94595
(Address of principal executive offices)	(Zip code)

(714) 308-3340

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Traccom,” “we,” “us,” “our,” or “the company” refers to Traccom Inc. a Delaware corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements in this Form 1-SA. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections contained in our Offering Circular qualified by the SEC on May 13, 2021. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guarantee or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in Delaware in November 2018 and, from that date to present, its’ singular focus has been the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

Two of the three products, Traccom™ Basic and Pro, are in their final stages of development and testing. We anticipate that the Traccom™ Basic and Pro will be ready to ship during the first quarter of 2022.

The Company received its’ first order for 1,000 units of Traccom™ Medical Pro on March 8, 2021 from Georgia-based Telemetrix RPM, Inc.; the first order of 1,000 units is contingent on the successful placement of the twelve (12) demonstration sets which are currently being tested by Telemetrix RPM. The total value of the order including the first month of service is $382,000. The agreement between Telemetrix RPM and our Company includes an oral understanding that the Company will provide Telemetrix RPM with twelve (12) demonstration sets of Traccom™ Medical Pro devices.  The demonstration sets have been provided to Telemetrix RPM for testing, and if testing is successful, Telemetrix RPM will place an order for 1,000 devices.  Based on the successful placement of the 1,000 devices, Telemetrix RPM, Inc. will follow up with an order for 14,000 devices in 2021 at a sales value of approximately $5.3 million over a period of twelve (12) months. The gross profit margin on these sales will be about $2.0 million. In early August 2021, Telemetrix RPM cancelled its purchase order intent until the Company completes requested firmware changes and produces an appropriate level of inventory ready to ship.

TRACCOM
HEALTH, LOGISTICS, TRACKING
TRACCOM
TRACCOM
HEALTH, LOGISTICS, TRACKING

Left to Right: Medical Pro. Basic Tracker (consumer), Pro Tracker (logistics)

The Company’s business model consists of at least two revenue streams. The first is the initial sale of a device / activation, and the second is the recurring annual service revenue from the device. A third potential significant revenue source will come from data mining from the three devices. In the case of data mining, all consumer privacy laws would be adhered to. The Company will begin to develop this revenue source in our second year.

The Traccom™ Medical Pro primarily captures remote patient data monitored in a patient's home. The primary focus of monitoring is to provide the PCP with an up-to-date real-time status of the patient's overall health.

In the healthcare industry, data dependence is increasing day-by-day. One of the most critical tasks in medical science is diagnosing or treating any disease of patients in a timely manner.

The Company’s primary source of working capital since inception has been loans from its management shareholders as well as $30,000 it raised on Indiegogo. There have been no management salaries paid out nor any significant operating costs. The primary operating expenses to date have been for development and consulting fees related to product development.

The Company had an operating loss in 2019 of $14,595 based on the Indiegogo sales and limited operating expenses. In 2020, the Company had an operating loss of $105,456. We anticipate that the Company’s first revenue purchase order will not be invoiced until the fourth quarter of 2021.

On March 10, 2021, we entered into a Master Referral, Commission, and Compensation Agreement (“Compensation Agreement”) with Maverick Technology Group, LLC (“Maverick”).  Pursuant to this Compensation Agreement, we will pay referral fees to Maverick for referring potential Customer sales opportunities to the Company in an amount to be determined if a potential Customer sales opportunity becomes our customer.  Georgia-based Telemetrix RPM, Inc. (“Telemetrix”) was referred to us by Maverick, and in exchange for such referral, we agreed to pay Maverick twenty-five (25%) of the gross income derived from monthly recurring revenue fees from Telemetrix.  Given the potential for Maverick to refer additional customers to our Company, we agreed to issue Maverick ten percent (10%) of the outstanding common stock in the Company, or 384,000 shares of common stock (“Equity’). The Equity shall be transferred to Maverick at the rate of twenty percent (20%) per year over five consecutive calendar years (each installment is a “Stock Transfer”). The first Stock Transfer of Equity shall occur on March 8, 2022, and the remaining Stock Transfers shall be made in equal installments each subsequent calendar year on or before January 10th, ending on or before January 10, 2025.  In the event of a sale, merger of change of control, or Major Liquidity Event of the Company, all remaining Stock Transfers shall immediately vest.  The Stock Transfers are restricted, and each certificate shall contain a proper legend. The Compensation Agreement contains customary Representations and Warranties, Indemnification, Confidentiality, and Termination provisions. A redacted version of this Compensation Agreement is available upon request.

On March 16, 2021, the Board and Shareholders adopted the Traccom Inc 2021 Incentive Stock Plan (the “Plan”) to retain directors, executives, selected employees and consultants and reward them for making major contributions to the success of the Company.  The Plan is intended to further align the interest of officers and directors with the interests of Traccom Shareholders.  The Plan authorizes the issuance of delivery to participants of up to 600,000 shares of Traccom common stock.  The Plan is administered and interpreted by the Board.  The Plan was effective upon approval by Traccom Shareholders by unanimous written consent.  The Plan will terminate on the day immediately preceding the tenth anniversary of its effective date unless terminated earlier by the Board or unless extended by the Board with Traccom’s shareholders’ approval.

The Company entered into a stock option agreement with Robert Goldstein, a Director of the Company, on July 27, 2021, pursuant to which we granted Mr. Goldstein an option to purchase 200,000 shares of our common stock at an exercise price of $2.85 per share (“Option”).  This corporate action was approved by the Board of Directors. The Option shall become exercisable during the term that Mr. Goldstein serves as a Director of the Company in three (3) equal annual installments of thirty-three and one-third percent (33-1/3%) of the shares of common stock covered by the Option, the first installment to be exercisable on the first anniversary of the date of the Option, with an additional thirty-three and one-third percent (33-1/3%) of such shares of common stock becoming exercisable on each of the two (2) successive anniversary dates. If Mr. Goldstein ceases to be a Director of the Company, no further installments shall vest.

The Company is currently in negotiations and product testing with the Drug Enforcement Agency (“DEA”) for its Traccom Basic Tracking device. The DEA is expected to make a decision regarding any purchase order in the fourth quarter of 2021.

COVID-19 Effects

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. The coronavirus may cause us to have to reduce operations as a result of various lock-down procedures enacted by the local, state or federal government, which could restrict our ability to conduct our business operations. The coronavirus may also cause a decrease in spending on the types of products that we plan to offer, as a result of the economic turmoil resulting from the spread of the coronavirus and thereby having a negative effect on our ability to generate revenue from the sales of our products. The continued coronavirus outbreak may also restrict our ability to raise funding when needed and may also cause an overall decline in the economy as a whole. The specific and actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, may cause an overall decline in the economy as a whole and also may materially harm our Company.

Trends Information

The core elements of our growth strategy include developing a product line with a strong brand awareness. We plan to invest significant resources in product development and marketing, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly marketing costs and research and development of new products. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company plans to raise funds from this Offering, to use funds raised to commence operations, and as of the date of this Offering Circular we have begun selling the Traccom™ Medical Pro device. All our operations to date have been developing our business plan, developing our product line and analysis the specific need of our targeted customers for these products. Accordingly, we have not experienced any recognizable trends in the last fiscal year.

Results of Operations

For the six months ended June 30, 2021 the company had $0 in revenue compared to the six months ended June 30, 2020, the company had no operations and no revenues.

Total operating expenses for the six months ended June 30, 2021 decreased to $30,963 from $74,012 for the six months ended June 30, 2020. The decrease in operating expenses occurred because of a reduction in consulting costs. For the six months ended June 30, 2021, the company incurred $ 0 in advertising and marketing costs and $19,234 in general and administrative costs. For the six months ended June 30, 2020, the company incurred $0 in advertising and marketing costs and $750 in general and administrative costs. The increase in general and administrative costs primarily related to costs associated with the Regulation A campaign.

As a result of the foregoing, the company generated a net loss for the six months ended June 30, 2021 in the amount of $(33,176) compared to a net loss for the six months ended June 30, 2021 in the amount of $(74,012).

Liquidity and Capital Resources

As of June 30, 2021, the company has cash and cash equivalents of $7,604. As a result of the company currently generating an operating loss since inception, it has relied upon the cash advances from its current directors and management, as well as funds raised in the Company’s Regulation A offering and a shareholder loan in the amount of $50,000.

On July 16, 2021, the Board of Directors approved a loan of $50,000 from William Forster, a shareholder of the Company.  The loan carries a zero interest and is due to be paid in full on July 16, 2022.  The proceeds of the loan will be used for working capital.

For the six months ended June 30, 2021, our directors advanced funds to the company totaling $33,758.

The company launched a Regulation A offering on May 14, 2021. To date, 8,940 shares of common stock were sold to 31 investors for the price of $2.85 per share. For the six months ended June 30, 2021, the amount raised pursuant to the Regulation A offering totaled $25,479, which the Company has used for working capital.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A for the year ended December 31, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Agreement
6.1*	Master Sale and Purchase Agreement dated March 8, 2021 between Traccom, Inc and Telemetrix-RPM
6.2*	Oral Agreement Re: Master Sale and Purchase Agreement between Traccom, Inc. and Telemetrix-RPM
13.1*	Testing the Waters Communication, 1
13.2*	Testing the Waters Communication, 2
16.1*	Competitor Comparison Matrix

* Filed as an exhibit to the Traccom Inc. Regulation A Offering Statement on Form 1-A (Commission  File No. 024-11448)

+ Additional Testing the Waters Communication filed as an exhibit on Form 1-U (Commission file No. 24R-00432)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Calabasas, State of California, on September 28, 2021.

Traccom Inc.

/s/ Harry Steck
Chief Executive Officer; Chief Financial Officer; Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Joseph Morgan Director /s/ Robert Goldstein Director

Financial Statements
As of, and for the Six Months Ended June 30, 2021 and 2020
UNAUDITED - NO ASSURANCE GIVEN
Table of Contents

Balance Sheet	F-1

Statement of Operations	F-2

Statement of Changes in Stockholders' Equity	F-3

Statement of Changes in Cash Flows	F-4

Traccom Inc.

Balance Sheets

As of June 30, 2021, December 31, 2020 and June 30, 2020

UNAUDITED - NO ASSURANCE GIVEN

ASSETS Current Assets Checking/Savings	Jun 30, 21	Jun 30, 20	$ Change	% Change
Checking Account	7,604.96	24.10	7,580.86	31,455.9%
Total Checking/Savings	7,604.96	24.10	7,580.86	31,455.9%
Accounts Receivable
Indiegogo Reserve	-0.01	-0.01	0.00	0.0%
Total Accounts Receivable	-0.01	-0.01	0.00	0.0%
Other Current Assets
Inventory Asset	17,139.50	0.00	17,139.50	100.0%
Loans Due from Shareholders	0.00	2,378.00	-2,378.00	-100.0%
Undeposited Funds	0.00	1,348.18	-1,348.18	-100.0%
Total Other Current Assets	17,139.50	3,726.18	13,413.32	360.0%
Total Current Assets	24,744.45	3,750.27	20,994.18	559.8%
Fixed Assets
Accumulated Depreciation	-642.00	-321.00	-321.00	-100.0%
Capitalized Software	125,000.00	50,000.00	75,000.00	150.0%
Furniture and Equipment	1,605.48	1,605.48	0.00	0.0%
Total Fixed Assets	125,963.48	51,284.48	74,679.00	145.6%
TOTAL ASSETS	150,707.93	55,034.75	95,673.18	173.8%
LIABILITIES & EQUITY
Liabilities Current Liabilities Credit Cards Wells Fargo Visa	13,580.04	-7.82	13,587.86	173,757.8%
Total Credit Cards	13,580.04	-7.82	13,587.86	173,757.8%
Other Current Liabilities
Customer Deposit	10,000.00	0.00	10,000.00	100.0%
Harry Steck Payment	0.00	225.85	-225.85	-100.0%
Joseph Morgan Payment	19,549.15	12,486.92	7,062.23	56.6%
Loan Payable - Harry Steck	20,371.82	100.00	20,271.82	20,271.8%
Loan Payable - Keven Kim	85,000.00	25,000.00	60,000.00	240.0%
Loan Payble - Joseph Morgan	99,575.00	80,000.00	19,575.00	24.5%
Unearned Revenue	29,032.00	24,290.00	4,742.00	19.5%
Total Other Current Liabilities	263,527.97	142,102.77	121,425.20	85.5%
Total Current Liabilities	277,108.01	142,094.95	135,013.06	95.0%
Total Liabilities	277,108.01	142,094.95	135,013.06	95.0%
Equity
Common Stock (APIC)	26,696.18	1,418.00	25,278.18	1,782.7%
Common Stock; $0.00025par value	962.22	960.00	2.22	0.2%
Retained Earnings	-120,882.48	-15,425.68	-105,456.80	-683.6%
Net Income	-33,176.00	-74,012.52	40,836.52	55.2%
Total Equity	-126,400.08	-87,060.20	-39,339.88	-45.2%
TOTAL LIABILITIES & EQUITY	150,707.93	55,034.75	95,673.18	173.8%

Traccom Inc.

Statement of Operations

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

	Jan - Jun 21	Jan - Jun 20	$ Change
Ordinary Income/Expense Cost of Goods Sold Freight and Shipping Costs	2,180.98	0.00	2,180.98
Subscriptions	31.33	0.00	31.33
Total COGS	2,212.31	0.00	2,212.31
Gross Profit	-2,212.31	0.00	-2,212.31
Expense administrative	810.00	0.00	810.00
Banking Service Charges Bank Account Fees	477.50	0.00	477.50
Banking Service Charges - Other	247.05	55.00	192.05
Total Banking Service Charges	724.55	55.00	669.55
Charitable Contributions	-15.00	0.00	-15.00
Dues, Subscriptions, Filing Fee	5,676.56	223.03	5,453.53
Indiegogo Fees	118.00	0.00	118.00
Interest Expense	1,756.68	15.40	1,741.28
Loan from Shareholders Write Of Marketing Samples	1,418.00 0.00	0.00 24.95	1,418.00 -24.95
Total Marketing	0.00	24.95	-24.95
Office Supplies	286.07	256.00	30.07
Postage Professional Fees Accounting	1,573.35 4,490.00	190.49 350.00	1,382.86 4,140.00
Consulting	0.00	70,000.00	-70,000.00
Legal	9,857.50	0.00	9,857.50
Total Professional Fees	14,347.50	70,350.00	-56,002.50
Public Offering Expenses Travel Expense Airfare	3,026.45 1,036.99	0.00 557.54	3,026.45 479.45
Ground Transportation	35.20	574.54	-539.34
Lodging	0.00	766.79	-766.79
Meals	169.34	590.90	-421.56
Travel Expense - Other	0.00	407.88	-407.88
Total Travel Expense	1,241.53	2,897.65	-1,656.12
Total Expense	30,963.69	74,012.52	-43,048.83
Net Ordinary Income	-33,176.00	-74,012.52	40,836.52
Net Income	-33,176.00	-74,012.52	40,836.52

Traccom Inc.

Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2021 and the Year Ended December 31, 2020

UNAUDITED - NO ASSURANCE GIVEN

Balance at December 31, 2020	Opening Equity Balance	Yearly Changes	Total
Net Income (loss) for the period ending June 30, 2021	$ (118,505)	$ -	$(118,505)
Equity Contributions (Distributions)	-	(33,176)	(33,176)
Balance at June 30, 2021	-	25,280	25,280
	$ (118,505)	$(7,896)	$(126,401)

Traccom Inc.

Statement of Cash Flows

For the Six Months Ended June 30, 2021

UNAUDITED - NO ASSURANCE GIVEN

January 1 – June 30, 2021
OPERATING ACTIVITIES Net Income	-33,176.00
Adjustments to reconcile Net Income to net cash provided by operations: Inventory Asset	-17,139.50
Loans Due from Shareholders	2,378.00
Wells Fargo Visa	-430.32
Customer Deposit	10,000.00
Harry Steck Payment	-225.85
Joseph Morgan Payment	2,062.23
Loan Payable - Harry Steck	17,120.00
Loan Payable - Keven Kim	-15,000.00
Loan Payable - Joseph Morgan	14,575.00
Net cash (used in) provided by Operating Activities	-19,836.44
FINANCING ACTIVITIES Common Stock (APIC)	25,278.18
Common Stock; $0.00025 par value	2.22
Net cash provided by Financing Activities	25,280.40
Net cash increase for period	5,443.96
Cash at beginning of period	2,161.00
Cash at end of period	$7,604.96